Via Facsimile, FedEx and Edgar

August 21, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561

Attention:	Ms. Kathleen Collins, Accounting Branch Chief
Ms. Melissa Feider, Staff Accountant

Re:	Playlogic Entertainment, Inc. (the “Company”)
SEC comment letter for:
	-	Form 10-KSB for the Fiscal Year Ended December 31, 2007
	-	Form 10-QSB for the Quarter Ended March 31, 2008
	-	Form 8-K filed on October 30, 2007
File No. 000-49649

Dear Ms. Collins:

We received your letter dated July 17, 2008 and appreciate the comments and remarks from the Staff of the Commission (the “Staff”).  In this letter we are responding to the Staff’s comments in the following numbered paragraphs which correspond to the paragraph numbers in the comment letter.  The comments contained in the comment letter are reproduced in bold and italics below, and the responses to the comments follow.

For your convenience, we have sent by Federal Express to you and each other member of the Staff working on these filings (copied below) a courtesy package containing copies, clean and marked, of Amendment to the above referenced 10-KSB and 10-QSB made pursuant to your comments, along with this letter for your review.

United States Securities and Exchange Commission
August 21, 2008

Form 10-KSB for the fiscal year ended December 31, 2007

Note A – Nature of Operations and Summary of Significant Accounting Policies

1.
We note that some of the Company’s software products provide limited online functionality. Tell us whether the online capability features are hosted on the Company’s internal servers or on third party servers. If the Company hosts the online capabilities for any of its software products, then tell us why you believe that you do not have on ongoing service obligation to your customers for the use of your servers. Also, please explain further how you determined that the online functionality is an insignificant deliverable and how you determined that up-front revenue recognition for such product sales is appropriate.

We respectfully submit that the online capability features of our software are hosted on third-party servers.  The online functionality in the games we publish does not meet any of the criteria of EITF 00-21 (Revenue Arrangements with Multiple Deliverables), namely:  (a) it does not have a standalone value to the customer; (b) there is no objective and reliable evidence of the fair value of the undelivered items – there are no undelivered items; (c) there is no right of return relative to the delivered items

We have amended the disclosure about revenue recognition on page F-10 of Amendment No. 1 to 10-KSB for the year ended December 31, 2007 accordingly.

Item 8A.  Disclosure Controls and Procedures

2.
It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.  If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.  In performing your evaluation, you may find the following documents helpful:

•        the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at:  http://www.sec.gov/rules/final/2007/33-8809.pdf:

•        the Commission’s release Commission Guidance Regarding Management‘s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

•        the “Sarbanes-Oxley Section 404 - A Guide for Small Business” brochure at: (http://www.sec/info/smallbus/404guide.shtml).

United States Securities and Exchange Commission
August 21, 2008

Please note that the failure to perform management’s assessment adversely affects the Company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.  For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at

http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

We respectfully submit that although our management has performed its assessment of our internal control over financial reporting as of December 31, 2007 before the initial filing of the annual report on Form 10-KSB, we failed to include a management’s report in our annual report.  We have amended our disclosure on page 26 of Amendment No. 1 to 10-KSB to provide the required management report on internal control over financial reporting.  Please note that we have included an additional risk factor on page 18 of Amendment No. 1 to 10-KSB with respect to the risks related to the failure to include the management’s report in our annual report.

3.
In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

The management believes that its failure to include a report on internal control over financial reporting in the annual report does not impact its conclusions regarding the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2007.

4.
We note your disclosure that your Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures are effective “to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.”  Notwithstanding your response to the above comments, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  We refer you to Exchange Act Rule 13a-15(e).

We have revised the disclosure on page 26 of Amendment No. 1 to 10-KSB to comply with the Staff’s comment.

Exhibit 31.1 and 31.2

5.
We note that the certifications included in your December 31, 2007 Form 10-KSB and your March 31, 2008 Form 10-QSB do not include all of the required disclosures set forth in Exhibit 60 l(b)(31) of Regulation S-K.  Please amend your Form 10-KSB and Form 10-Q to include certifications that comply with Exchange Act Rules 13a-14(a) and 15d-14(a) to include the exact form set forth in Item 601(b)(31) of Regulation S K.  Specifically, please revise your disclosures as follows:

United States Securities and Exchange Commission
August 21, 2008

•     Please revise paragraph 4 in your March 31, 2008 Form 10-Q to also indicate that the certifying officers are responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act rule 13a-15(f) and 15d-15(f);

•     Please include a statement (as item (b) under paragraph 4) that the certifying officers have “designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external’ purposes in accordance with generally accepted accounting principles.

We have revised the certifications in Amendment No. 1 to 10-KSB and Amendment No. 1 to 10-QSB to comply with the Staff’s comment.

Form 10-QSB for the quarter ended March 31, 2008

6.
Please note that when the Company files the June 30, 2008 quarterly report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, you should file on Form 10-Q pursuant to SEC Release No 33-8876, See also additional guidance on our website at http://www.sec.gov/info/smallbus/secg/smrepcosvsguid.pdf

We noted the Staff’s comments and filed our quarterly report for the three months ended June 30, 2008 on Form 10-Q.

Form 8-K filed on October 30, 2007

7.
We note that you filed a letter dated October 2, 2007 from your former accountants, S.W. Hatfield, CPA, as exhibit 99.1 to the above referenced Form 8-K which indicated that your former accountant withdrew its opinion dated December 11, 2006. Tell us how you intend to comply with our letter dated November 5, 2007 (i.e. obtain a re-audit of the 2005 financial statements and file an amendment to the 2006 Form 10-KSB). Alternatively, if the independence issue with your former accountant was rectified, tell us how you considered amending your Form 8-K to disclose the resolution of this issue.

We have engaged our current auditor, Cordovano and Honeck LLP, to re-audit the 2005 financial statements to enable us to file an amendment to the 2006 Form 10-KSB.  We expect to be able to complete this process and file the amendment by the end of August 2008.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes in to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
August 21, 2008

We appreciate the comments from the Staff.  Should you have any questions regarding our response, please contact the undersigned at (31) 20-676 0304.
.
Sincerely,

/s/ Willem M. Smit
Willem M. Smit
Chief Executive Officer

cc:  Ms. Melissa Feider, Staff Accountant